Mail Stop 4561

December 13, 2007

Jerry K. Wages
Chief Financial Officer
Oconee Financial Corporation
35 North Main Street
Watkinsville, Georgia 30677

> **Re:** **Oconee Financial Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-25267**

Dear Mr. Wages:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the audit report of Mauldin and Jenkins, LLC does not include a signature date. Please revise to include a report in accordance with Rule 2-02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note you have presented a statement of operations, cash flows and stockholders' equity for the year ending December 31, 2004. However, the Porter Keadle Moore, LLP audit report covers only the year ending December 31, 2005. Auditor association with the data presented is required. Please revise to include an audit report that covers all periods presented or revise to remove the financial statements for the year ending December 31, 2004.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page F-9

3.   You state that loan origination and commitment fees that are considered insignificant are recognized immediately. Please tell us the following:
   - The amount of loan origination and commitment fees that were expensed during the periods presented;
   - How you determine which amounts are considered too insignificant to defer over the life of the loans; and
   - Tell us how you complied with paragraphs 5 and 8 of SFAS No. 91.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
   - the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief